hobbydb

The Fan Merch Database

We build our Database allowing users to manage their collections and they already own collectibles worth $610 million

Now it's time to monetize

September 22 2019

Deck for Wefunder Raise

Collectible merchandise is the $450b industry you don't know about

It's larger than every marketplace that you know of. Almost 3x of Etsy

	Etsy	hobbydb
Market Cap	$7.2b	TBD
Industry Size	$155b[1]	$450b
Industry Won	Craft market	Collectible / Merchandising

Source: [1] *Forbes,* [2,3] *Marketwatch*

It's so big because normal folks now also buy fan merch regularly

Collectors have huge collections, but the biggest volume of sales is with the more casual fan



Casual

Interested and **casual** buyer

15%* of the US population

Biased to **older**

LTV: $**80**



Enthusiast

Follows certain **fandoms**

30%* of the US population

Biased to **younger**

LTV: $**420**



Collector

Completist

15%* of the US population

Mostly **male**, **35+**

LTV: $**1,092**

Sure there are sites around, but nobody owns this space yet

eBay is the market leader with only 3% market share



ebay
YAHOO! JAPAN
craigslist
Instagram
Pinterest
100s of other smaller companies
Freeform
All collectibles
hobbydb
amazon
Database driven
Etsy
1,000s of smaller companies
stockX
Discogs
bricklink
Very few other smaller companies
Highly specialized

We have the experience and passion to change this

We ran the largest eBay business in Europe, had 2 successful community exits and some of us are life-long collectors



Christian Braun
Co-Founder / CEO

- **Built the largest seller business on eBay Europe**
- Managed 10 collector forums
- Traded toys for 30 years
- Bain & Co and GE Capital
- MBA London Business School



Alexandra Lindsay
Co-Founder / Head of Marketing

- **Built a ancestry community acquired by a top three genealogy site in 2014**
- Built global, multi-channel lead/ retention campaigns at Forrester Research
- BS in Business Administration, University of Colorado



Andrew Adamides
Co-Founder / Head of Product

- **15 years entertainment and pop culture industry experience**
- Certified Scrum Product Owner
- Worked with the BBC, Channel4 and Warner Bros
- Lifelong car collector



David Parker
Head of Development

- **CTO/Co-Founder of Uvize, a veteran community acquired in 2016**
- 17 years Software Engineering experience
- Software Engineer for the U.S. Air Force
- MBA, MS Computer Science, University of Colorado



Travis Parke
Head of Operations

- **Built the customer service infrastructure for Sphero**
- Helped high-growth startups with early-stage operational processes at TechStars
- BA in Communication, University of Colorado

What is missing is hobbyDB, the database that powers all aspects of the fan's experience

A cross between Kelley Blue Book's database-driven price guide and the Amazon database-driven marketplace

Research / Discover

Find detailed information on any kind or esoterica

Value

Identify and compare the value of each item in your collection

Track / Show Off

Load images and record data about collectibles, as well as tracking wish lists and showcase what you own

Buy / Sell

Buy or sell using the database, receive alerts when items come on sale and sell with clicks



Brand: Funko
Reference #: 144
Produced: 15,000



Days
Sales
Average
7 Days
5
$32.19
30 Days
50
$29.91
55



BATMAN
-Wish List



Batman (Red Chrome) with Soft Pop Protector!
$70.00
+ $5.00 shipping

We designed the Site to be a Flywheel / more Data → more Users → more Sellers

Our business is defensible as everyone wants only one single best database



Start with one collection category
Repeat with next category
Build product database
1
Generate user traffic (all potential buyers)
2
Onboard sellers
3
Reap increasingly stronger network effects

It's starting to work – our Data and therefore Users are growing substantially

590k registered users to date


Market
Collection Management
Valuations
Database

30m collectibles in collections worth 610m & 7m wish list items worth 518m

4m price points

500k database entries

2. Inventory

1. The Lure

With all these Users being potential Buyers, Sellers see an opportunity

There are three types of people that sell on our marketplace and we already have good solutions for the first two groups


FedEx

Consumers

Come to site organically

15% of items in collections are duplicates and can/should be sold

50 SKUs



Semi-professional

Resell collections of old products as middle-men + some new product

Long tail of new product SKU

500 SKUs



Professional

Direct outreach to bring onboard via our integrations with channel management software

Most sell across multiple marketplaces

2,500 SKUs

In fact, more & bigger Sellers are coming to hobbyDB

4k sellers already on the platform


Market
Collection Management
Valuations
Database

These 4,000 sellers are Consumers and Semi-professional Sellers as we were lacking the tools for Professional Sellers

3. Income

We are just launching our Shopify integration, giving us access to an estimated 60,000 Professional Sellers (from a total of 800,000)

shopify

We gain from all of this in 3 different ways

Attractive transaction business with great upside through diversified monetization

% of total revenue today → % of total revenue in 2 years

	% of total revenue today	% of total revenue in 2 years
Fees	40%	60%
Traffic	60%	20%
Data	0%	20%

Fees

10% rake on transactions

Compare positively to Amazon and eBay's much higher takes

Traffic

Advertising & affiliate starting at $0.80 CPM

Increase to $2 CPM over time

Move from network ads to self-service industry specific ad clients

Data

Selling data to brands and licensors

Growing as we have more data on more segments (we signed up our first 3 customers for these services in 2019)

Leading to great Outcomes

These scenarios show a range of good to amazing outcomes

Segments	Hot Wheels Funko Hard Rock Café	Hot Wheels Funko Hard Rock Café	All Model Cars All Pop Vinyls Similar to HRC (Disney, Starbucks)	All Toys All Pop Culture	All Collectibles All Licensing
	Our Strongest Current Verticals		Natural Extensions		
Market Share	Good - 5%	Dominating - 25%	Good - 5%	Good - 5%	Good - 5%
In millions (US$)					
GMV	43	213	600	3,500 ≈ Etsy Today	22,500
Fee Income	6	32	90	525	3,375
Other Income	1	8	14	105	844
Total Income	7	40	104	630	4,219
	Nice Lifestyle Business	Good Trade Sale	Great Trade Sale	Fantastic IPO / Trade Sale	Unicorn / IPO

To sum up

Here is why you should own some of hobbyDB

1. $450b untapped market that has not been conquered

2. Building a comprehensive database, similar to what IMDB did with entertainment, creates a big barrier of entry

3. Nobody knows this space better than we do. We have the combined experience and specific industry knowledge to crack the code